Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
Nifty Holdings Limited	British Virgin Islands
Multi Ridge (Asia) Limited	Hong Kong
New Brand Cashmere Products Co., Ltd	People’s Republic of China